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SECUR 05039035 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2769/

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFC Holdings, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2701 North Rocky Point Drive, 7th Floor___

(No. and Street)

___Tampa___   ___FL___   ___33067___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Maura Collins___   ___310-899-8805___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___

(Name – *if individual, state last, first, middle name*)

___355 South Grand Avenue, Suite 2000, Los Angeles, CA 90071___

(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Maura Collins_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____IFC Holdings, Inc._____ , as of _____December 31_____ , 20_04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____Maura Collins_____
Signature

_____Vice President Controller_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Financial Condition

December 31, 2004

Index

RECEIVED

MAR - 1 2005

SEC MAIL PROCESSING SECTION

WASH. D.C. 213



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Telephone 213 972 4000
Fax   213 622 1217
Internet   www.us.kpmg.com

Independent Auditors' Report

The Board of Directors and Stockholder
IFC Holdings, Inc.:

We have audited the accompanying consolidated statement of financial condition of IFC Holdings, Inc. and subsidiary (the Company) (a wholly owned subsidiary of National Planning Holdings, Inc. and an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall of financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of IFC Holdings, Inc. and subsidiary as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 31, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Financial Condition

December 31, 2004

Assets

Assets:

Cash and cash equivalents	$	35,697,596
Cash segregated under federal regulations		6,825,000
Commissions receivable		8,442,785
Forgivable notes receivable, net of accumulated amortization and allowance for doubtful accounts of $3,478,438 and $34,405, respectively		4,261,774
Other receivables		1,851,541
Receivable from registered representatives, net of allowance for doubtful accounts of $33,417		102,604
Due from affiliates		274,069
Deferred tax assets, net		1,100,383
Fixed assets, net of accumulated depreciation of $8,184,841		573,506
Prepaid expenses and other assets		8,132,453
Goodwill		16,814,500
Total assets	$	84,076,211

Liabilities and Stockholder's Equity

Liabilities:

Commissions payable	$	6,473,368
Accounts payable and other accrued expenses		19,870,851
Payable to affiliates		2,012,613
Total liabilities		28,356,832

Commitment and contingencies

Total stockholder's equity		55,719,379
Total liabilities and stockholder's equity	$	84,076,211

See accompanying notes to consolidated statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization

IFC Holdings, Inc. (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Investment Centers of America, Inc., whose accounts include those of its division, Curian Clearing. These companies are collectively referred to as the Company. All significant intercompany transactions have been eliminated in the consolidation process.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides introducing broker-dealer services to customers of subscribing financial institutions located throughout the United States. Curian Clearing, a division of Investment Centers of America, Inc., provides clearing services for Curian Capital, LLC, an affiliated company.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

(c) Cash Segregated Under Federal Regulations

Cash of $6,825,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c-3-3 of the Securities and Exchange Commission and for potential refunds due to customers who did not receive the appropriate breakpoint discounts on the sale of front-end load mutual funds. The balance of $6,825,000 consists of $6,800,000 for Investment Centers of America, Inc. The amount in the Company's reserve bank account was $25,000, resulting in excess funds of $22,746.

(d) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computer hardware and furniture and equipment, which are depreciated over three to seven years.

(e) Goodwill

The Company tested goodwill for impairment using the two-step process described in Statement of Financial Accounting Standards No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Based on the impairment test performed by the Company, no goodwill impairment charge was recorded for the year ended December 31, 2004.

(f) ***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Holborn Delaware Corporation (Holborn), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with Holborn is based on separate return calculations. The Company has a right to reimbursement for the utilization of its losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis. As of December 31, 2004, there were no unsettled intercompany balances

(g) ***Use of Estimates***

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(h) ***Allowance for Doubtful Accounts***

On an ongoing basis, the Company reviews its allowance for doubtful accounts on forgivable notes and receivables from registered representatives. The Company establishes specific allowances to cover known and inherent losses.

(2)   **Income Taxes**

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

Forgivable loans	$	689,343
Allowance for doubtful accounts		26,824
Depreciation		107,933
Deferred compensation		2,367,585
Other accruals		446,929
SID Intangibles		(2,680,231)
State NOL		1,472,000
Net deferred tax assets before valuation allowance		2,430,383
Valuation allowance		(1,330,000)
Net deferred tax assets	$	1,100,383

(Continued)

The Company generated an approximate $4.4 million current federal tax receivable. This asset related to an NOL of approximately $12.6 million. This asset was purchased in 2004 by other affiliated companies that file in the same consolidated federal income tax return.

A valuation allowance has been placed against 100% of the state operating loss (NOL) deferred tax asset as of December 31, 2004 due to the uncertainty of its ultimate realization. For tax purposes at December 31, 2004, the Company had a state NOL of $19.1 million, which can be carried forward and will expire according to the following table:

Number of years to utilize		Amount of loss expiring
5 years	$	2,345
7 years		703
10 years		962
12 years		1,352
15 years		3,745
20 years		9,951
	$	19,058

The Company had current taxes receivable of $136,614 as of December 31, 2004, which is included in other receivables.

(3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with National Financial Services Corporation (NFSC) and Pershing LLC, a Bank of New York Company. The Company promptly transmits all customer funds and securities to NSFC and Pershing LLC. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2004, the Company had net capital of $5,307,982 which was $5,057,982 in excess of its requirement.

(5) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the loans, the principal and interest are forgiven over the term of the note, generally five years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions. In circumstances when the representative achieves a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended for one additional year. Under such circumstances, the unamortized balance of the note is amortized over the remaining term.

(Continued)

IFC HOLDINGS, INC. AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Notes to Consolidated Statement of Financial Condition

December 31, 2004

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Interest income on the notes is not recognized unless actually paid to the Company. As of December 31, 2004, the Company had an allowance for uncollectible forgivable notes of $34,405.

(6) Defined Contribution Plans

The Company has defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(7) Related Party Transactions

The Company participates in the allocation of costs with the other wholly owned subsidiaries of NPH in which the other subsidiaries allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries.

(8) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year. An asset, recorded in other assets, and corresponding liabilities are included in the consolidated statement of financial condition for $5,711,536.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Telephone   213 972 4000
Fax   213 622 1217
Internet   www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Stockholder
IFC Holdings, Inc.:

In planning and performing our audit of the consolidated financial statements of IFC Holdings, Inc. and subsidiary (the Company) (a wholly owned subsidiary of National Planning Holdings, Inc. and an indirect, wholly owned subsidiary of Prudential plc) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities and Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2005